Exhibit 99.1

Caravelle International Group Announces Audited Financial Results for 2022 with 51.9% Revenue Growth and 118.2% Increase in EPS

●	Audited revenue for 2022 of $185.3 million, up from $122.0 million in 2021, marking a 51.9% growth.

●	Caravelle earned $12.2 million in 2022 vs. $5.3 million in 2021.

●	Earnings per share were $0.24 for 2022 vs. $0.11 in 2021, highlighting an increase of 118.2%.

SINGAPORE, August 29, 2023 /PR Newswire/ -- Caravelle International Group (Nasdaq: CACO), a global ocean technology company, today announced audited financials for its fiscal year ended October 31, 2022. The figures underscore a strong financial performance with revenue of $185.3 million for 2022, marking a growth rate of 51.9% over the previous year.

The company’s net income also showcased significant growth, with earnings of $12.2 million in 2022, up from $5.3 million in 2021, marking a substantial increase of 130.4%. Earnings per share for the year stood at $0.24, representing growth of 118.2% from the $0.11 reported in 2021. The gross margin improved, rising from 10.6% in 2021 to 14.5% in 2022. Additionally, Caravelle’s operating margin saw growth, reaching 12.7% in 2022 compared to 8.6% in the previous year.

“Despite the great performance in fiscal 2022, the global shipping industry is facing challenges in 2023,” remarked Caravelle’s CEO Dr. Zhang. “However, we are optimistic about the future. Later this year Caravelle anticipates launching its CO-Tech wood drying in transit and commencing the export of wood products from Gabon, Africa into the U.S. duty-free. Both new ventures are valued as profitable opportunities and are expected to grow at a very fast rate. We expect these high-margin opportunities to more than offset any continued weakness in our shipping business.”

Caravelle ended the year with a strong balance sheet, including $21.6 million in cash, as compared to $10.4 million at the end of 2021. Additionally, the company reported net cash inflow from operations of $33.1 million in 2022, a significant increase from the $0.6 million reported in 2021.

A more detailed version of the Company’s audited 2022 financial results can be found in its form 20-F annual report filed with the SEC, available at EDGAR Entity Landing Page (sec.gov)

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2022. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Caravelle International Group

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

Attention: Tracy Xia

Email: ir@cacointernational.com